UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: March 04, 2005                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                      MARCH 04, 2005

                 HALO ANNOUNCES POSITIVE DRILL RESULTS AT DUPORT

VANCOUVER, BRITISH COLUMBIA, MARCH 4, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to report that the initial results from the first five holes of a 50 hole exploration program have resulted in a significant expansion of the areas of known mineralization at the Company's Duport gold project near Kenora, Ontario. The Company anticipates that the acquisition of this project will close in the next several weeks (as detailed in a press release dated March 2nd, 2005).

Notable highlights of the Phase 1 drill program to date include:

    - High-grade gold intersections in three of first five holes. intersections were 0.535 opt over 13.0 feet, 0.337 opt gold over 4.0 feet, and 0.788 opt gold over 3 feet. (Note: assay grades > 1.0 opt au have been cut to 1.0 opt.)

    - Continuation of mineralization at depth. Two holes have extended the zone of mineralization some 600 feet below the central core of the resource. One hole testing an area several hundred feet below the main known resource returned 0.337 opt gold over 4.0 feet and another has extended the mineralization to a vertical depth of 900 ft., returning
         0.141 opt gold over 5.0 ft. (note: assay grades > 1.0 opt au have been cut to 1.0 opt.)

Significant intercepts reported to date are presented in TABLE 1 below. These are the first results from a core drilling program designed to test and expand the prospective Main and East Zones which collectively comprise the previously identified Duport gold resource. Previous work by various owners has identified a gold deposit on the property. Although there is no current resource that is compliant with NI 43-101, historical studies, carried out by Consolidated Professor Mines Ltd. ("CPM") in 1989, estimated approximately 850,000 tonnes grading 13.2 g/t gold in the "proven" and "probable" resource categories (confidence levels roughly equivalent to definitions of measured and indicated as per NI 43-101), approximately 300,000 tonnes grading 12.3 g/t, and approximately 600,000 tonnes grading 11.4 g/t, in the "possible" and "inferred" categories respectively. The confidence level of the CPM "possible" category is more or less equivalent to inferred as per NI 43-101, whereas the CPM "inferred" classification is much less defined and has no equivalent in NI 43-101. An audit on a portion of the CPM estimate by Strathcona Mineral Services ("SMS"), in 1989, cautioned that the CPM resource grade estimate might be overstated by as much as 25% to 30% due to cutting practices. Until complete updated resource and reserve estimates are made, Roscoe Postle Associates Inc. ("RPA"), the authors of an Independent Technical Report on the Duport property compliant with NI 43-101 dated November 8, 2004 and on file with the Company's SEDAR filings, recommends that the SMS conclusion be considered as a downside in any sensitivity review. In RPA's opinion, the CPM resource estimate should be considered as an Historical Estimate under NI 43-101. RPA considers the CPM estimate to be relevant as it is the most recent estimate and review of documentation shows that it was prepared using methods and procedures approximately equivalent to current practices. RPA considers the estimate to be reliable for tonnage (excluding the CPM inferred category) and reliable for grade, subject to the downside sensitivity as discussed above.

Halo Resources Ltd.
March 4, 2005
Page 2



The Company has not done the work necessary to verify the classification of the resource, the Company is not treating the historical estimate as a NI 43-101 defined resource verified by a "Qualified Person" and the reader is cautioned that the historical estimate should not be relied upon.

The initial results indicate that suitable structure and gold mineralization may continue below previously identified areas and remain open both at depth and along strike. The potential, therefore, for continued expansion of the known resource base at Duport remains high.

Gold mineralization at Duport is hosted by well-developed quartz and sulphide-rich zones that occupy a pronounced flexure along the western margin of the Stevens Island sub-volcanic complex. This flexure is spatially related to a zone of intense deformation, defined as the Duport Deformation Zone (DDZ). The DDZ is a reverse fault system, several hundred feet wide, trending northeasterly over a strike length of 9 miles. At Duport, historical surface and underground drilling has defined mineralization over a strike length of 4,000 ft to a vertical depth of 1,600 ft., where it remains open.

The immediate exploration plans are as follows:

    -    Continue   additional   in-fill  and  resource  expansion  drilling  to
         investigate the Main and East Zones at depth and along strike to the southwest.

    - Complete a 70 line km of grid work and detailed geophysical surveying in order to map and define structural complexities immediately north and south of Duport. Geophysical anomalies will receive priority ranking and will be aggressively targeted for follow-up drill testing.

    - Using existing and new drill hole data, complete a geological model to form the basis for a new, NI 43-101 compliant resource estimate

    - Complete an internal scoping study to establish the economic viability of a short term production start-up. It is anticipated that a positive study result would result in the immediate continuation of the proposed exploration program from the already extensive underground workings.

Halo Resources Ltd.
March 4, 2005
Page 3




         TABLE 1. SUMMARY OF RECENT RESULTS FROM MAIN AND EAST ZONES

--------------------------------------------------------------------------------
HOLE    SECTION   TARGET         FROM     TO     LENGTH    ASSAY       GRADE
                                 (ft)    (ft)     (ft)   (Opt Au)  (Opt Au - ft)
--------------------------------------------------------------------------------
05-01   10,200N   North Main     655.8   656.8     1.0     0.366
                                 656.8   657.8     1.0     1.550    0.788 - 3.0
                                 657.8   658.8     1.0     1.090        (cut)
--------------------------------------------------------------------------------
05-02    8,400N   South Main     240.0   242.0     2.0     0.739
                                 242.0   244.0     2.0     1.314
                                 244.0   246.0     2.0     0.723
                                 246.0   247.0     1.0     0.186    0.535 - 13.0
                                 247.0   249.0     2.0     0.370        (cut)
                                 249.0   251.0     2.0     0.313
                                 251.0   253.0     2.0     0.243
--------------------------------------------------------------------------------
05-03    8,400N   HW Main        411.0   413.0     2.0     0.130
                                 413.0   414.0     1.0     0.138    0.134 - 3.0
                  South Main     570.5   573.0     2.5     0.049
                                 573.0   575.0     2.0     0.009    0.041 - 5.5
                                 575.0   576.0     1.0     0.086
                  East Zone      636.0   638.0     2.0     0.190
--------------------------------------------------------------------------------
05-04    8,400N   South Main    1028.0  1030.0     2.0     0.109
                                1030.0  1032.0     2.0     0.179    0.146 - 5.0
                                1032.0  1033.0     1.0     0.156
                  East Zone     1071.0  1072.2     1.2     0.454
--------------------------------------------------------------------------------
05-05    9,100N   HW Main        784.0   785.0     1.0     0.470
                  Central Main   972.0   974.0     2.0     0.320
                                 974.0   975.0     1.0     0.013    0.337 - 4.0
                                 975.0   976.0     1.0     0.693
--------------------------------------------------------------------------------

Note:  Assay grades > 1.0 opt Au have been cut to 1.0 opt


Assaying is conducted on sawn NQ-sized half core sections by Accurassay Laboratories using conventional fire assay procedure. Standards and blanks are included in each sample batch submitted for analysis.

         Qualified Person

The above information has been prepared under the supervision of Kevin Leonard, who is a consulting geologist on the Duport project and is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI 43-101.

Halo Resources Ltd.
March 4, 2005
Page 4


         Halo Resources Ltd.

Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com



ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO

                                      -30-

FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.